Request for Acceleration of Effective Date of

Registration Statement of

Oppenheimer Small Cap Value Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

October 27, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	Oppenheimer Small Cap Value Fund
Registration Statement on Form N-1A
File Nos. 333-206691 and 811-23090

To the Securities and Exchange Commission:

Oppenheimer Small Cap Value Fund (“Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to Wednesday, November 11, 2015, at or before 3 p.m., or as soon as possible thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer Small Cap Value Fund

By:	/s/ Arthur S. Gabinet
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Arthur S. Gabinet, Secretary and Chief
Legal Officer

OppenheimerFunds Distributor, Inc.

By:	/s/ Janette Aprilante
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Janette Aprilante, Secretary